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                                                            OMB APPROVAL
                                                    --------------------------
--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
    THE FOUR LIFE TRUST                       (Month/Day/Year)           FINANCIAL INTRANET, INC. (FNTN)        (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)             04/05/2001              5. Relationship of Reporting        -----------------------
    City Trust                             ----------------------------     Person(s) to Issuer              7. Individual or Joint/
    3rd Floor, Murdoch House               3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
    South Quay                                Number of Reporting              Director    X  10% Owner         Applicable Line)
----------------------------------------      Person, if an entity       -----           -----                   X  Form filed by
             (Street)                         (voluntary)                      Officer        Other (specify    --- One Reporting
                                                                         -----           -----      below)          Person
    Douglas, Isle of Man, IMI 5AS          ----------------------------  (give title below)                         Form filed by
--------------------------------------                                                                          --- More than One
      (City)      (State)      (Zip)                                     ------------------------------             Reporting Person
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                           TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Common Stock                                 3,459,243*                          D
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* Pursuant to the terms of the Agreement and Plan of Reorganization dated March 21, 2001 among Technest.com, Inc. ("Technest"),
  Financial Intranet, Inc. ("Issuer"), and the Stockholders (the "Agreement"), shares of common stock of Technest, held by the
  Stockholders were exchanged for shares of the Issuer. The Reporting Entity received 3,459,243 shares of the Issuer's common stock, equating to approximately 27.8% of the Issuer's outstanding shares (after the issuance of all shares pursuant to the
  Agreement).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Over)*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                               CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                   A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                     SEC 1473 (3-99)

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/Year)   (Instr. 4)                     Price of      Deriv-
                                                                                      Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:
                                                                                  THE FOUR LIFE TRUST

                                                                                 /s/ ANDREW THOMAS, TRUSTEE            4/19/2001
                                                                                 ----------------------------------  ------------
                                                                                 **Signature of Reporting Person        Date


**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


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                                                                SEC 1473 (3-99)